NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 29, 2011, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(2)

The removal of Bank of America Corporation,
1.50% Capital Protected EquitY PerformanCe
LinkEd Securities 'Basket CYCLES,' due
July 29, 2011, Linked to an '80/20' Basket of Four Indices and an Exchange Traded Fund, is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on July 29, 2011.

The security was suspended by the
Exchange on July 29, 2011.